UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, Runfeng Deshang, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2021 special shareholder meeting. The Meeting will be held on December 17, 2021, at 1:00 p.m., Beijing time, at Building X-702, 60 Anli Road, Chaoyang District, Beijing, China. A copy of the proxy statement and proxy card is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Proxy Statement for 2021 Special Shareholder Meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: December 1, 2021

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